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             UNITED STATES                       / OMB APPROVAL              /
  SECURITIES AND EXCHANGE COMMISSION             / OMB Number: 3235-0058     /
         Washington, D.C. 20549                  / Expires: January 31, 2002 /
               FORM 12b-25                       / Estimated average burden  /
      NOTIFICATION OF LATE FILING                / hours per response. ..2.50/
                                                   ---------------------------

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(Check One):  /X/Form 10-K  / /Form 20-F  / /Form 11-K  /  SEC FILE NUMBER /
              / /Form 10-Q  / /Form N-SAR               /      000-28705   /
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      For Period Ended:  June 30, 2000                  /   CUSIP NUMBER   /
                         -------------                  /      14915R10    /
                                                          ------------------
      / / Transition Report on Form 10-K
      / / Transition Report on Form 20-F
      / / Transition Report on Form 11-K
      / / Transition Report on Form 10-Q
      / / Transition Report on Form N-SAR

For the Transition Period Ended:  --------------------------------------------

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              Read Instruction (on back page) Before Preparing Form.
               Please Print or Type.  Nothing in this form shall be
                construed to imply that the Commission has verified
                          any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION
          CathayOnline Inc.
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Full Name of Registrant

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Former Name if Applicable

          437 Madison Avenue, 33RD Floor
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Address of Principal Executive Office (Street and Number)

                                   Potential persons who are to respond to the
                                   collection of  information contained in
(Attach Extra Sheets if Needed)    this form are not required to respond
                                   unless the form displays a currently valid
                                   OMB control number.
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New York, New York  10022
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a)   The reasons described in reasonable detail in Part III of this
        /       form could not be eliminated without unreasonable effort or
        /       expense;
        /
        / (b)   The subject annual report, semi-annual report, transition
        /       report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion
  /X/   /       thereof, will be filed on or before the fifteenth calendar
        /       day following the prescribed due date; or the subject
        /       quarterly report of transition report on Form 10-Q, or
        /       portion thereof will be filed on or before the fifth
        /
          (c)   The accountant's statement or other exhibit required by
                Rule 12b-25(c) has been attached if applicable.

PART III  NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Additional time is required to coordinate information between all parties involved and engaged professionals to properly report the quarters transactions. The company expects to file by October 12, 2000.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Brian W. Ranson                  (604)               687-8381
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              (Name)                    (Area Code)       (Telephone Number)

(2)   Have all other periodic reports required under Section
      13 or 15(d) of the Securities Exchange Act of 1934 or
      Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that /X/ Yes / / No the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

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(3)   Is it anticipated that any significant change in results
      of operations from the corresponding period for the      /X/ Yes /  / No
      last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The company anticipates a significant increase in net operating loss for the fiscal year ended June 30, 2000 due to funds expended for development of company's strategic alliances and infrastructure required to carry out its business plan.

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  CathayOnline Inc.
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                              (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date September 28, 2000              By:/s/  Glen Ohlhauser
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                                             (Signature)

                                             Chief Financial Officer
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                                             (Print)


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